                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)


                            ParcPlace-Digitalk, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69942110
     -----------------------------------------------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69942110
--------------------------------------------------------------------------------
         (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                  Closeburn Management Ltd.

--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)      [ ]
                  (b)      [ ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Citizenship or Place of Organization          Canada

--------------------------------------------------------------------------------
Number of         (5)      Sole Voting Power                    1,045,500 shares
Shares Bene-
ficially
Owned by          --------------------------------------------------------------
Each Report-      (6)      Shared Voting Power                  0
ing Person
With
                  --------------------------------------------------------------
                  (7)      Sole Dispositive Power               1,045,500 shares


                  --------------------------------------------------------------
                  (8)      Shared Dispositive Power             0


--------------------------------------------------------------------------------
         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,045,500 shares
--------------------------------------------------------------------------------
         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      [ ]

--------------------------------------------------------------------------------
         (11)     Percent of Class Represented by Amount in Row (9)


                            8.8%
--------------------------------------------------------------------------------
         (12)     Type of Reporting Person (See Instructions)

                           CO, OO*
------------------

     *  Please See Item 6 herein.

CUSIP No. 69942110
--------------------------------------------------------------------------------

         (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                  Michael H. Iles


--------------------------------------------------------------------------------
                  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      [ ]
                  (b)      [ ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Citizenship or Place of Organization                    Canada

                  --------------------------------------------------------------
Number of         (5)      Sole Voting Power                   See Items 4 and 6
Shares Bene-
ficially
Owned by          --------------------------------------------------------------
Each Report-      (6)      Shared Voting Power                                 0
ing Person
With
                  --------------------------------------------------------------
                  (7)      Sole Dispositive Power              See Items 4 and 6


                  --------------------------------------------------------------
                  (8)      Shared Dispositive Power      0


--------------------------------------------------------------------------------
         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           See Items 4 and 6
--------------------------------------------------------------------------------
         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                    [X]

                           See Item 4
--------------------------------------------------------------------------------
         (11)     Percent of Class Represented by Amount in Row (9)


                           See Items 4 and  6
--------------------------------------------------------------------------------
         (12)     Type of Reporting Person

                           IN**
------------------

     **  Please See Item 6 herein.

ITEM 1(A)                  NAME OF ISSUER:

                           ParcPlace-Digitalk, Inc. ("Issuer")

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           999 East Arques Avenue
                           Sunnyvale, California 94086

ITEM 2(A)                  NAME OF PERSONS FILING:

                           (i) Closeburn Management Ltd.

                           (ii) Michael H. Iles

Item 2(b) Address of Principal Business Office or, if none, Residence:

                           260 Engleburn Avenue
                           Peterborough, Ontario  K9H 1S7
                           Canada

Item 2(c)                  Citizenship:

                           (i) Closeburn Management Ltd. is organized under the laws of Canada.

                           (ii) Michael H. Iles is a citizen of Canada.

Item 2(d)                  Title of Class of Securities:

                           Common Stock, $.001 par value ("Common Stock")

Item 2(e)                  CUSIP Number: 69942110

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or Dealer registered under Section 15 of the
                           Act.
         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act.
         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act.
         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act.
         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940.

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see Rule
                           13d-1(b)(1)(ii)(F).
         (g)      [ ]      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G).
         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4                     OWNERSHIP:

         (a) Amount Beneficially Owned by the Reporting Persons (as of July 31, 1997): 1,045,500 shares
         (b)               Percent of Class: 8.8%
         (c) Number of shares as to which the Reporting Persons have:

                  (i) sole power to vote or to direct the vote: 1,045,500 shares

                  (ii)     shared power to vote or to direct the vote: none

                  (iii)    sole power to dispose or direct the disposition of:
                           1,045,500 shares

                  (iv)     shared power to dispose or direct the disposition of:
                           none

         The number of shares reported in Item 4(a) of this Schedule 13G does not include 42,000 shares of the Issuer's Common Stock registered in the name of Lievre Valley Investment Club, an investment club of which a wholly-owned corporation of Michael H. Iles is a member. Mr. Iles disclaims beneficial ownership of such 42,000 shares, and the filing of this Schedule 13G shall not be construed as an admission that Mr. Iles is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

         See also the response to Item 6, which information is incorporated by reference in this Item 4.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           The record holder of the securities covered by this
                  Schedule 13G is Technology Investors I Limited Partnership, a limited partnership organized under the laws of Ontario (the "Customer") whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd., a corporation organized under the laws of Canada ("Closeburn"). Closeburn acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on or proceeds from the sale of such securities. Closeburn is wholly-owned by Michael H. Iles, a citizen of Canada ("Iles"). Because Closeburn is wholly-owned by Iles,

                  Iles may be deemed the beneficial owner of the securities covered by this Schedule 13G. Both Closeburn and Iles are submitting this Schedule 13G pursuant to the "no-action" letter dated May 7, 1997, from the Office of Mergers and Acquisitions of the Division of Corporate Finance to Closeburn and Mr. Iles.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                           Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

ITEM 10           CERTIFICATION.

                           By signing below I (the undersigned) certify that, to
                  the best of my (its) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my (its) knowledge and belief, I (the undersigned) certify that the information set forth in this statement is true, complete and correct.



Dated:  August 4, 1997



/s/ Michael H. Iles                                  CLOSEBURN MANAGEMENT LTD.
--------------------------
Michael H. Iles                                      By: /s/ Michael H. Iles
                                                         -----------------------
                                                         Name: Michael H. Iles
                                                         Title: President